

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Ezra T. Ernst
Chief Executive Officer
XWELL, Inc.
254 West 31st Street, 11th Floor
New York, NY 10001

      Re: XWELL, Inc.
          Registration Statement on Form S-3
          Filed April 1, 2026
          File No. 333-294835

Dear Ezra T. Ernst:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate Beukenkamp at 202-551-3861 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Alla Digilova